UNITED STATES
                       SECURITIES AND EXCHANGE COMMISISION
                              WASHINGTON, DC 20549


                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                              ---------------- ----

                         COMMISSION FILE NUMBER 1-14756




          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN



          B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                               Ameren Corporation
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                Ameren Corporation
                Savings Investment Plan
                Financial Statements and Additional Information
                December 31, 2003 and 2002


Ameren Corporation
Savings Investment Plan
Index
December 31, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------------

                                                                                                            Page(s)

Report of Independent Registered Public Accounting Firm...........................................................1

Financial Statements

Statements of Net Assets Available for Benefits...................................................................2

Statements of Changes in Net Assets Available for Benefits........................................................3

Notes to Financial Statements..................................................................................4-10

Additional Information*

Schedule I:       Schedule of Assets (Held at End of Year).......................................................11

Schedule II:      Schedule H, Line 4j - Schedule of Reportable Transactions......................................12


* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of the Ameren Corporation
Savings Investment Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



St. Louis, Missouri
June 18, 2004



Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
------------------------------------------------------------------------------------------------------------------------

                                                                                      2003                 2002
Assets
Investments (Note 3)                                                              $734,524,935         $626,996,779

Cash                                                                                         -                2,443

Receivables
    Participant contributions                                                          880,653            1,544,606
    Employer contributions                                                             313,236              626,752
    Dividends and interest                                                             216,663              477,104
                                                                            -------------------  -------------------

             Total receivables                                                       1,410,552            2,648,462
                                                                            -------------------  -------------------

             Total assets                                                          735,935,487          629,647,684

Liabilities
Accrued expenses                                                                        16,745               23,525
                                                                            -------------------  -------------------

             Net assets available for benefits                                    $735,918,742         $629,624,159
                                                                            ===================  ===================







   The accompanying notes are an integral part of these financial statements.



Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002

Investment income (loss)
Interest and dividends                                                           $ 20,350,203         $ 21,086,084
Net appreciation (depreciation) in fair value of investments                      106,136,129          (93,753,190)
                                                                            ------------------   ------------------

                                                                                  126,486,332          (72,667,106)
                                                                            ------------------   ------------------

Contributions
Participant contributions                                                          43,941,303           38,300,672
Employer contributions                                                             13,213,138           13,857,557
                                                                            ------------------   ------------------

                                                                                   57,154,441           52,158,229
                                                                            ------------------   ------------------

Plan transfer in (Note 1)                                                             512,250              600,509
                                                                            ------------------   ------------------

Benefits and expenses
Benefits paid to participants                                                      77,744,983           37,311,364
Administrative expenses                                                               113,457              129,041
                                                                            ------------------   ------------------

                                                                                   77,858,440           37,440,405
                                                                            ------------------   ------------------

             Net increase (decrease)                                              106,294,583          (57,348,773)

Net assets available for benefits
Beginning of year                                                                 629,624,159          686,972,932
                                                                            ------------------   ------------------

End of year                                                                     $ 735,918,742        $ 629,624,159
                                                                            ==================   ==================





   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation ("Ameren" or the "Company") Savings Investment Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     The Plan's purpose is to provide certain management and contract employees (the "Participants") of the Company and its wholly owned subsidiaries the option to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Effective October 1, 2002, the Company offered a voluntary retirement program to approximately 1,000 of the Company's 7,400 employees. To be eligible, employees had to be age 50 or over, regular, full-time employees and have at least 10 years of service with Ameren. In December 2002, approximately 550 employees accepted the voluntary retirement program. Most of the employees who accepted left the Company by March 2003. Benefits paid to Participants on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003 includes distributions of Plan balances for certain of these employees.

     On January 31, 2003, the Company completed its acquisition of all of the outstanding common stock of CILCORP Inc. from The AES Corporation ("AES"). With the acquisition, CILCORP Inc. became an Ameren subsidiary. Central Illinois Light Company is a wholly owned subsidiary of CILCORP Inc.

     Effective January 1, 2004, the Plan was amended to merge the assets of the Employees' Savings Plan of Central Illinois Light Company into the Plan. The assets transferred from the Employees' Savings Plan of Central Illinois Light Company consisted of 29,767 and 931,778 shares of Ameren and AES common stock, respectively, as of the date of the transfer with a fair market value of $1,369,268 and $8,795,987, respectively. In addition, other investments, cash and receivables of $99,635,688, and accrued expenses of $1,551 were transferred into the Plan.

     Certain   reclassifications  have  been  made  to  prior  year's  financial statements to conform to 2003 reporting.

     Participation
     The Plan covers substantially all employees of the Company, except for employees of Central Illinois Light Company, an indirectly wholly owned subsidiary of the Company, prior to January 1, 2004, and contract employees covered by a collective bargaining agreement between Central Illinois Public Service Company ("AmerenCIPS") Local 702 IBEW or AmerenCIPS Local 148

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     IUOE and the  Company.  All regular  full time  employees  are  eligible to
     participate  upon  employment.   Participation  by  eligible  employees  is
     voluntary.

     Contributions
     Management participants may contribute from one to 50 percent of their base compensation to the Plan through payroll deductions. Contract participants may contribute from one to 15 percent of their base compensation to the Plan through payroll deductions. Effective July 1, 2003, the Company amended the Plan to permit contract participants to contribute from one to 100 percent of their base compensation to the Plan through payroll deductions. Participant contributions are subject to annual limitations imposed by the Code. The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant's compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant's employment classification and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. A portion of Company matching contributions is invested in the Ameren Common Stock Fund. Each Participant's portion of additional Company matching contributions will remain invested in the Ameren Common Stock Fund until Participants reach age 55. At age 55, Participants are given the opportunity to allocate their portion of Company matching contributions to different investments if so desired. All Company contributions are made to the extent sufficient earnings are available, as described in the Plan document.

     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2003 and 2002, the interest rates on participant loans ranged from 4.25 percent to 11.62 percent and 5.25 percent to 10.5 percent, respectively.

     Vesting
     The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

     Payment of Benefits
     The total amount of a Participant's account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. A Participant whose account balance is $5,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the Participant's attaining age

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     70 1/2. If the balance of the account is less than $5,000, the distribution shall be made in a lump sum within ninety days of his or her termination of employment, provided he or she is not an employee on such date. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Common Stock Fund, if applicable, distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

     The Plan also provides, to participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a Participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant's account balance acquired by dividends or other income.

     Plan Transfer In
     Plan transfers in represent Participants' account balances which have been transferred during the year from the Ameren Corporation Employee Long-Term Savings Plan - IUOE No. 148 and the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 into the Plan.

     Plan Termination
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 2003 and 2002. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities are valued at published net asset market value including accrued

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     income on the last business day of each year. Investments in the Northern Trust Company's Short-Term Investment Fund, the Northern Trust Company's Collective Trust Stable Asset Fund, and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost, which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Administrative Expenses
     Trustee fees incurred in administering the Plan are charged to the Plan.



Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
------------------------------------------------------------------------------------------------------------------------------------

3.   Investments

     The following  table presents  investments of the Plan at December 31, 2003 and 2002, respectively:


                                                                                             2003               2002
     Investments at Fair Value as Determined
     By Quoted Market Price

     Common Stock
         Ameren Corporation, $.01 par value(1)(2)                                       $ 186,997,506       $ 179,034,216

     Managed Equity Funds
         Lord Abbett Mid-Cap Value Fund(1)                                                113,828,229                   -
         Washington Mutual Investors Fund(1)                                               90,778,245          73,904,236
         Vanguard Asset Allocation Fund(1)                                                 68,985,586          55,730,317
         Barclays Global Investors Equity Index Fund(1)                                    48,503,305          35,725,072
         American Funds World Fund of America                                              33,873,792                   -
         MSIF Trust Fund                                                                            -          84,001,696
         Vanguard US Growth Fund                                                                    -          24,243,926
         Vanguard Extended Market Index Fund                                               24,257,077           6,650,011

     Managed International Equity Fund
         American Funds Europacific Growth Fund                                            28,383,017          18,820,977

     Managed Fixed Income Fund
         PIMCO Total Return Fund                                                           13,713,848          18,220,489

     Investments at Estimated Fair Value
     Managed Fixed Income Funds
         Northern Trust Company's Collective Trust Stable Asset Fund(1)                    83,122,275                   -
         T. Rowe Price Stable Value Common Trust Fund(1)                                   19,816,654         109,290,844

     Northern Trust Company's Collective Short-term Investment Fund                         4,537,265           3,904,650

     Participant Loans                                                                     17,728,136          17,470,345
                                                                                     -----------------  ------------------

                  Total investments                                                     $ 734,524,935       $ 626,996,779
                                                                                     =================  ==================


     (1)  Investments that represent 5 percent or more of the Plan's net assets.
     (2) Nonparticipant-directed portion is $47,387,033, and $40,209,751 at December 31, 2003 and 2002, respectively.


Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
------------------------------------------------------------------------------------------------------------------------------------


     During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                                                             2003                2002
     Investments at Fair Value as Determined
     By Quoted Market Price

     Managed Equity Funds                                                                 $80,204,814       $ (88,428,670)
     Managed International Equity Fund                                                      6,003,529          (3,262,394)
     Managed Fixed Income Fund                                                                284,375             600,215
     Ameren Common Stock Fund                                                              18,822,486          (2,662,341)
                                                                                     -----------------  ------------------

     Net change in fair value                                                             105,315,204         (93,753,190)

     Investments at Estimated Fair Value

     Managed Fixed Income Fund                                                                820,925                   -
                                                                                     -----------------  ------------------

     Net change in fair value                                                           $ 106,136,129       $ (93,753,190)
                                                                                     ================   ==================


4.   Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2003 and 2002, is as follows:


                                                                                             2003                2002

     Net assets
     Ameren Common Stock Fund                                                            $47,387,033         $40,209,751
     Employer contributions receivable                                                       116,042             182,310

     Changes in net assets
     Dividends                                                                             2,471,469           2,304,531
     Net appreciation in fair value of investments                                         4,392,749             703,956
     Employer contributions                                                                4,643,459           4,978,154
     Benefits paid to Participants                                                         2,859,756             971,143


5.   Transactions with Parties-in-Interest

     At December 31, 2003, the Plan held Company common stock with a cost and market value of $139,604,045 and $186,997,506, respectively. During 2003, the Plan purchased shares at a cost of $24,658,853 and sold shares valued at $28,854,979.

     At December 31, 2002, the Plan held Company common stock with a cost and market value of $142,754,115 and $179,034,216, respectively. During 2002, the Plan purchased shares at a cost of $25,044,373 and sold shares valued at $20,945,271.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     The Plan held $4,537,265 and $3,904,650 in Northern Trust Company's Collective Short-Term Investment Fund at December 31, 2003 and 2002, respectively, which is managed by an affiliate of the Trustee.

     The Plan held $83,122,275 in Northern Trust Company's Collective Trust Stable Asset Fund at December 31, 2003, which is managed by an affiliate of the Trustee.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003 and 2002:


                                                                                   2003                2002

     Net assets available for benefits per the
      financial statements                                                      $735,918,742        $629,624,159
     Amounts allocated to withdrawing Participants                                  (502,676)           (213,431)
                                                                          -------------------  ------------------

     Net assets available for benefits per the Form 5500                        $735,416,066        $629,410,728
                                                                          ===================  ==================


     The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002:


                                                                                   2003                2002

     Benefits paid to Participants per the
      financial statements                                                      $ 77,744,983        $ 37,311,364
     Add:  Amounts allocated to withdrawing
      Participants during the current year                                           502,676             213,431
     Less:  Amounts allocated to withdrawing
      Participants during the prior year                                            (213,431)           (428,138)
                                                                          -------------------  ------------------

     Benefits paid to Participants per the Form 5500                            $ 78,034,228        $ 37,096,657
                                                                          ===================  ==================


     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.   Federal Income Tax Status

     The Company obtained its latest determination letter July 31, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Ameren Corporation
Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2003                                                                                                         Schedule I
------------------------------------------------------------------------------------------------------------------------------------

 (a)                      (b)                                                (c)                                            (e)
                                                           Desciption of investment including maturity
    Identity of issue, borrower, lessor, or similar   date, rate of interest, collateral, par, or maturity                Current
                         party                                              value                                          value

*      Ameren Corporation                              Ameren Common Stock Fund                                       $186,997,506
       Lord Abbett                                     Lord Abbett Mid-Cap Value Fund                                  113,828,229
       Washington Mutual Investments                   Washington Mutual Investors Fund                                 90,778,245
*      Northern Trust Company                          Collective Trust Stable Asset Fund                               83,122,275
       Vanguard Group                                  Vanguard Asset Allocation Fund                                   68,985,586
       Barclays Global Investment Funds, Inc.          Barclays Global Investors Equity Index Fund                      48,503,305
       The American Funds                              World Fund of America                                            33,873,792
       The American Funds                              Europacific Growth Fund                                          28,383,017
       Vanguard Group                                  Vanguard Extended Market Index Fund                              24,257,077
*      T. Rowe Price Stable Asset Management, Inc.     T. Rowe Price Stable Value Common Trust Fund                     19,816,654
*  **  Participants                                    Participant Loans                                                17,728,136
       Pacific Investment Management Company           PIMCO Total Return Fund                                          13,713,848
*      Northern Trust Company                          Collective Short-term Investment Fund                             4,537,265
                                                                                                                      ------------

                                                                                                                      $734,524,935
                                                                                                                      ============


*       Investment represents allowable transaction with a party-in-interest.
**      Interest rates vary from 4.25 percent to 11.62 percent on loans maturing through 2016.

Note:   Information pertaining to column (d) was not available for nonparticipant-directed investments, and was omitted for participant-directed investments because it was not applicable.




Ameren Corporation
Savings Investment Plan
Schedule H, Line 4j - Schedule of Reportable Transactions*
December 31, 2003                                                                                                        Schedule II
------------------------------------------------------------------------------------------------------------------------------------

                               (b)
                          Decription of                                              (f)                      (h)
    (a)              asset (include interest     (c)           (d)      (e)        Expense        (g)   Current value of      (i)
Identity of            rate and maturity in    Purchase      Selling   Lease    incurred with  Cost of      asset on       Net gain
party involved            case of a loan)       price         price    rental    transaction    asset   transaction date   or (loss)


Services of
Transactions
------------------
Ameren Corporation   Ameren Common Stock Fund $ 24,658,853  $          -  $   -   $     -   $ 24,658,853 $  24,658,853  $         -
                                                         -    28,854,979      -         -     22,768,411    28,854,979    6,086,568

Northern Trust       Colletive Short-term      114,256,436             -      -         -    114,256,436   114,256,436            -
                       Investment Fund                   -   113,623,816      -         -    113,623,816   113,623,816            -

American Funds       Europacific Growth Fund    32,139,390             -      -         -     32,139,390    32,139,390            -
                                                         -     2,815,495      -         -      2,617,422     2,815,495      198,073

Lord Abbett          Lord Abbett Mid-Cap       104,887,107             -      -         -    104,887,107   104,887,107            -
                       Value Fund                        -     7,230,529      -         -      5,693,171     7,230,529    1,537,358

Morgan Stanley       MSIF Trust Fund             5,860,426             -      -         -      5,860,426     5,860,426            -
                                                         -   103,248,383      -         -    131,815,129   103,248,383  (28,566,747)

T. Rowe Price        T. Rowe Price Stable      102,377,958             -      -         -    102,377,958   102,377,958            -
                       Value Common Trust Fund           -   191,852,148      -         -    191,852,148   191,852,148            -

Vanguard             Vanguard U.S. Growth Fund  4,484,398              -      -         -      4,484,398     4,484,398            -
                                                        -     31,113,888      -         -     62,552,248    31,113,888  (31,438,361)

Individual
Transactions
------------------

T. Rowe Price               T. Rowe Price Stable        -     78,198,322      -         -     78,198,322             -            -
                              Value Common Trust Fund

T. Rowe Price               T. Rowe Price Stable 78,198,322            -      -         -     78,198,322             -            -
                              Value Common Trust Fund

Lord Abbett                 Lord Abbett Mid-Cap  95,751,282            -      -         -     95,751,282             -            -
                              Value Fund

Morgan Stanley              MSIF Trust Fund               -   96,479,464      -         -    121,503,144             -  (25,023,679)





*Note:  Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting
 and Disclosure under ERISA.


                                   SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMEREN CORPORATION
                                        SAVINGS INVESTMENT PLAN



                                        AMEREN SERVICES COMPANY
                                            (Administrator)




                                        By   /s/ Donna K. Martin
                                          --------------------------------------
                                                 Donna K. Martin
                                                 Vice President

June 28, 2004




                                  EXHIBIT INDEX




Exhibit No.                       Description
-----------           -----------------------------------------

    23                Consent of Independent Auditors